Arch Management Services Inc.
#4-2341 West Broadway
Vancouver, BC
V6K 2E6  Canada
t: 604.603.5693




VIA EDGAR

February 23, 2006


Branch of Filer Support
U.S. Securities and Exchange Commission
Operations Center, Stop 0-7
6432 General Green Way
Alexandria, VA    22312

Re:	Arch Management Services Inc.
	Commission File No. 333-121356
	Application for Withdrawal of Form 10SB-12g filed February 23, 2006

Dear Sirs:

Pursuant to Regulation 230.477 under the Securities Act of 1933, please accept this letter as our Application for Withdrawal of the entire Form 10SB-12g, filed February 23, 2006.

Our basis for this application is that the filing of the Form 10SB-12g was made in error. We did not intend to file a Form 10SB-12g.
The error was made when choosing the appropriate manner of filing an initial statement of beneficial ownership. We were made aware of our error and subsequently filed Form 3 through the proper venue on February 23, 2006.

No securities were registered or sold in connection with the filed Form
10SB-12g.

Thank you.

Sincerely,

Arch Management Services Inc.




/s/Nigel Johnson
   Nigel Johnson

    President, Chief Executive Officer,
    Chief Financial Officer, Principal Accounting Officer,
    Secretary, and a member of the Board of Directors